UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Yvan-Claude Pierre, Esq.

Marianne C. Sarrazin, Esq.

Cooley LLP

1114 Avenue of the Americas

New York, New York 10036-7798

Telephone: (212) 479-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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SCHEDULE 13D

CUSIP No. 81684M 104
1.	NAMES OF REPORTING PERSONS WILLIAM H.C. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,328,494 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,328,494 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,494 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%*
14.	TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 5,313,568 shares of the Issuer’s (as defined below) common stock outstanding as of March 16, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on March 17, 2017.

CUSIP No. 81684M 104	Page 3 of 5

Item 1.	Security and Issuer

The equity securities covered by this Schedule 13D (Amendment No. 5) are shares of common stock, $0.001 par value, of Semler Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2330 NW Everett St., Portland, OR 97210.

Item 2.	Identity and Background

This statement is filed by William H.C. Chang, a U.S. citizen (the “Reporting Person”). All of the Reporting Person’s securities are held in the Chang Family Trust, a California living revocable trust, of which he is co-Trustee with his spouse. The Reporting Person’s business address is 520 El Camino Real, 9th Floor, San Mateo, CA 94402, and his present principal occupation is serving as Chief Executive Officer of Westlake Development Company and Chairman of Westlake International Group.

The Reporting Person has not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

On May 2, 2017, the Reporting Person acquired warrants to purchase 134,616 shares of the Issuer’s common stock at $2.60 per share, which warrants expire January 21, 2022. Such warrants were issued in connection with the agreement to extend the maturity date of certain outstanding loans from the Reporting Person to the Issuer, which loans have an aggregate principal amount of $1.5 million, and the amendment of outstanding warrants to acquire an aggregate of 228,572 shares of the Issuer’s common stock at $1.75 per share issued in January 2016 in connection with the extension of such loans, to remove the requirement to obtain stockholder consent if the exercise of such warrants would result in the Reporting Person having beneficial ownership of more than 19.99% of the Issuer’s common stock.

The Reporting Person consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of an aggregate of 1,328,494 shares of the Issuer’s common stock (approximately 23.4% based on 5,313,568 shares issued and outstanding on March 16, 2017). The Reporting Person shares voting and investment control over such shares with his spouse, as co-Trustee of the Chang Family Trust. Such beneficial ownership includes: (i) 965,306 shares of the Issuer’s common stock; (ii) an aggregate of 228,572 shares of the Issuer’s common stock issuable upon exercise of outstanding warrants, which have an exercise price of $1.75 per share and expire January 2018; and (iii) 134,616 shares of the Issuer’s common stock issuable upon exercise of outstanding warrants, which have an exercise price of $2.60 per share and expire January 2022.

Other than the acquisition of the warrants to purchase 134,616 shares of the Issuer’s common stock described above in Item 4 of this Schedule 13D (Amendment No. 5), the Reporting Person has not effected any transaction in the Issuer’s common stock during the 60 days prior to the date of this Schedule 13D (Amendment No. 5).

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a stockholder of the Issuer prior to its initial public offering (the “IPO”), the Reporting Person is party to the following agreements:

Investor Rights Agreement

In June 2012, all the holders of the Issuer’s then outstanding common stock and convertible preferred stock, including the Reporting Person, entered into an Investor Rights Agreement. This agreement currently provides for certain rights relating to the registration of the holders’ shares of common stock, which rights will terminate five years following the completion of the IPO, or for any particular holder with registration rights, at such time following the IPO when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended during any ninety (90) day period.

Other than as described above, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between Reporting Person and any other person with respect to the securities beneficially owned by the Reporting Person.

Item 7.	Materials to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2017

WILLIAM H.C. CHANG

/s/ Daniel E. Conger
Attorney-in-Fact